SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 30, 2009, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

1.	APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE SHAREHOLDERS’ MEETING MINUTES.

The Shareholders’ meeting approved by majority vote the appointment of Inversiones Financieras del Sur S.A. and the Bank of New York to approve and sign the minutes of the Shareholders’ meeting.

2.	CONSIDERATION OF THE DOCUMENTATION SET FORTH IN SECTION 234, SUBSECTION 1, LAW 19,550, FOR THE FISCAL YEAR ENDED 06-30-09.

The Shareholders’ meeting approved by majority vote the documentation under consideration in the form it had been made available to the shareholders.

3.	CONSIDERATION OF DUTIES DISCHARGED BY THE BOARD OF DIRECTORS.

The Shareholders’ meeting approved by majority vote the activities carried out by the Board of Directors during the fiscal year under consideration; and its duties regarding the report exhibited by the Presidency related to the acquisition by the Company of its own shares. The Shareholder’s meeting also approved to instruct the Board of Directors to distribute among the shareholders, the shares issued by the Company, for an amount of up to 25,000,000 shares, adjourning the treatment of the balance of 5,000,000 of shares.

4.	CONSIDERATION OF DUTIES DISCHARGED BY THE SUPERVISORY COMMITTEE.

The Shareholders’ meeting approved by majority vote the activities carried out by the Supervisory Committee’s during the fiscal year under consideration.

5.	DISCUSSION AND ALLOCATION OF RESULTS OF THE FISCAL YEAR ENDED 06-30-09, WHICH SHOWED PROFITS IN THE AMOUNT OF $124,616,000. CONSIDERATION OF PAYMENT OF DIVIDENDS IN CASH AND/OR IN KIND IN AN AMOUNT OF UP TO $103,000,000. DELEGATION OF POWERS.

The Shareholders’ meeting approved by majority vote: (i) to allocate 5% of the results of the period as legal reserve, equal to an amount of Ps. 6,230,800; (ii) the distribution of a cash dividend of Ps. 60,000,000; and (iii) that the balance shall be allocated to the freely available reserve account, delegating in the Board of Directors its application in accordance with the needs of the Company, subject to approval of the next Shareholders’ meeting.

6.

CONSIDERATION OF REMUNERATION PAYABLE TO BOARD MEMBERS FOR THE FISCAL YEAR ENDED 06-30-09 IN THE AMOUNT OF $4,568,790, IN COMPLIANCE WITH LAW 19,550 AND THE REGULATIONS ISSUED BY THE ARGENTINE SECURITIES

EXCHANGE COMMISSION. DELEGATION OF POWERS TO THE BOARD OF DIRECTORS FOR APPROVAL OF BUDGET SUBMITTED BY THE AUDITING COMMITTEE.

The Shareholders’ meeting approved by majority vote the compensation paid to the Board of Directors for the amount of Ps.4,568,790 for the fiscal year ended June 30, 2009.

7.	CONSIDERATION OF REMUNERATION PAYABLE TO THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED 06-30-09.

The Shareholders’ meeting approved by majority vote the compensation paid to the Supervisory Committee for the amount of Ps.20,000.

8.	CONSIDERATION OF RESIGNATION TENDERED BY MRS. CLARISA DIANA LIFSIC.

The Shareholders’ meeting approved by majority vote the resignation of Mrs. Clarisa Diana Lifsic as regular director, with effects since the approval of its resignation by the Board of Directors.

9.	NUMBER AND ELECTION OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, IF ANY.

The Shareholders’ meeting approved by majority vote to (i) establish the number of Regular Directors to eleven (11), and (ii) the appointment for a new period due June 30, 2012, of the following regular directors: Mr. Pedro Damaso Labaqui Palacio (independent under the terms of the resolution 400/CNV), Mr. Jorge Oscar Fernández (independent under the terms of the resolution 400/CNV), Thomas Kaplan (independent under the terms of the resolution 400/CNV) and Gabriel Adolfo Gregorio Reznik (non independent under the terms of the resolution 400/CNV).

10.	APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.

The Shareholders’ meeting approved by majority vote the appointments of Jose Daniel ABELOVICH, Marcelo Hector FUXMAN and Roberto MURMIS, as regular members of the Supervisory Committee, and Sergio KOLACKZYK, Silvia De FEO and Alicia Graciela RIGUEIRA, as alternate members of the Supervisory Committee for a term of one fiscal year, all such, independent under the terms of the resolution 400/CNV.

11.	APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE ENSUING FISCAL YEAR AND DETERMINATION OF AMOUNT PAYABLE AS REMUNERATION.

The Shareholders’ meeting approved by majority vote to appoint the firms

PRICEWATERHOUSE & CO, member of PriceWaterHouseCoopers, as certifying accountant for the fiscal year 2009/2010, designating Fabián Norberto Montero as regular external auditor and Raúl Leonardo Viglione as alternate external auditor, delegating in the Board of Directors its compensation.

12.	UPDATING OF REPORT ON SHARED SERVICES AGREEMENT. APPROVAL OF AMENDMENTS AND DELEGATION OF POWERS.

The Shareholders’ meeting approved by majority vote the information received and all what it was acted under this subject.

13.	TREATMENT OF AMOUNTS PAID AS INCOME TAX ON PERSONAL ASSETS OF THE SHAREHOLDERS.

The Shareholders’ meeting approved by majority vote that the shareholders’ personal assets tax, paid by the Company in its capacity of substitute taxpayer for an amount of up to Ps. 8,126,668.05 shall be assumed by the Company.

14.	CONSIDERATION OF THE CREATION OF A GLOBAL PROGRAMME FOR THE ISSUE OF SHORT TERM NOTES (VALORES REPRESENTATIVOS DE DEUDA DE CORTO PLAZO, “VCP”) IN THE FORM OF SIMPLE, NON-CONVERTIBLE NOTES, DENOMINATED IN PESOS, UNITED STATES DOLLARS OR IN ANY OTHER CURRENCY, WITH A COMMON, SPECIAL OR FLOATING SECURITY AND/OR ANY OTHER SECURITY, INCLUDING THIRD PARTY BONDS, SUBORDINATED OR UNSUBORDINATED, FOR A MAXIMUM OUTSTANDING AMOUNT AT ANY TIME THAT MAY NOT EXCEED THE EQUIVALENT IN PESOS TO US$ 30,000,000 (OR THE EQUIVALENT THEREOF IN ANY OTHER CURRENCIES) (THE “VCP PROGRAMME”). DELEGATION OF FULL POWERS TO THE BOARD OF DIRECTORS SO THAT, WITHIN THE MAXIMUM AMOUNT FIXED BY THE SHAREHOLDERS’ MEETING, IT MAY DETERMINE ANY OTHER CONDITIONS FOR THE PROGRAMME, AS WELL AS THE TIME FOR ISSUE AND FURTHER TERMS AND CONDITIONS FOR EACH SERIES AND TRANCHES OF NOTES TO BE ISSUED UNDER THE PROGRAMME. CONSIDERATION OF THE APPLICATION FOR REGISTRATION OF THE COMPANY IN THE SPECIAL REGISTRY OF VCP’S ISSUERS. SUB-DELEGATION OF POWERS BY THE BOARD OF DIRECTORS OF THE COMPANY.

The Shareholders’ Meeting approved by majority vote a Global Program for the issue of short term notes.

15.

CONSIDERATION OF THE GENERAL SPECIAL SPIN-OFF BALANCE SHEET OF INVERSIONES GANADERAS S.A., HEREINAFTER, “IGSA”, GENERAL SPECIAL SPIN-OFF/MERGER BALANCE SHEET OF IGSA AND THE GENERAL SPECIAL MERGER BALANCE SHEET OF CRESUD; ALL OF THEM DRAWN UP AS OF 06-30-09 AND THE

REPORTS RENDERED BY THE SUPERVISORY COMMITTEE AND THE AUDITOR. CONSIDERATION OF THE PRELIMINARY SPIN-OFF/MERGER AGREEMENT EXECUTED WITH IGSA ON 09-25-2009.

The Shareholders’ Meeting approved by majority vote to adjourn the Shareholders’ Meeting until November 27, 2009, 02 p.m., Buenos Aires time.

16.	CONSIDERATION OF PAYMENT OF BONUS TO THE COMPANY’S MANAGEMENT OF UP TO 1% OF THE WORKING CAPITAL, EITHER IN CASH OR IN KIND. DELEGATION OF POWERS TO THE BOARD OF DIRECTORS IN CONNECTION WITH IMPLEMENTATION, PERCENTAGE ALLOCATION, TIME AND TERMS OF PAYMENT

The Shareholders’ Meeting approved by majority vote to delegate the payment of the bonus to the Company’s Management in the Board of Directors, of an amount equal to 1% of the outstanding capital of the Company in cash or in kind, or a combination of both. It was also unanimously approved to delegate in the Board of Directors its allocation and implementation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 3, 2009